UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Regarding Revisions to Earnings Forecasts for the Interim Period and Full Year of the Fiscal Year

ending March 31, 2009 by Consolidated Subsidiary (The Senshu Bank, Limited)

Tokyo, November 5, 2008 — The Senshu Bank, Limited, a consolidated subsidiary of Mitsubishi UFJ Financial Group, Inc., has revised its earnings forecasts for the interim and full year periods of the fiscal year ending March 2009 (April 1, 2008 to March 31, 2009) that were announced on May 15, 2008. Details are provided in the attached document.

*            *            *

Contacts:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

PRESS RELEASE

The Senshu Bank, Ltd.

Revision of Earnings Forecasts for the Interim and Full year

Periods of the Fiscal Year Ending March 2009

Tokyo, November 5, 2008 — The Senshu Bank, Limited (“Senshu Bank”) announced today that it has revised its earnings forecasts for the interim period (April 1, 2008 to September 30, 2008) and full year period (April 1, 2008 to March 31, 2009) of the fiscal year ending March 2009. Details are as follows.

(1)	Revision of earnings forecasts for Interim Period (April 1, 2008 to September 30, 2008) of the fiscal year ending March 2009

Non-consolidated	(Unit: ¥ million)

	Ordinary revenue	Ordinary profit	Net income
Previously announced forecasts (A)	26,250	4,450	2,750
Revised forecasts (B)	27,600	1,150	520
Difference (B – A)	1,350	(3,300)	(2,230)
Percentage difference	+5.1%	-74.1%	-81%
Results for previous period (Interim period to September 2007)	27,016	5,314	3,478

Consolidated	(Unit: ¥ million)

	Ordinary revenue	Ordinary profit	Net income
Previously announced forecasts (A)	28,850	4,450	2,950
Revised forecasts (B)	30,150	700	330
Difference (B – A)	1,300	(3,750)	(2,620)
Percentage difference	+4.5%	-84.2%	-88.8%
Results for previous period (Interim period to September 2007)	29,624	5,041	3,579

(2)	Revision of earnings forecasts for Full Year Period (April 1, 2008 to March 31, 2009)

Non-consolidated	(Unit: ¥ million)

	Ordinary revenue	Ordinary profit	Net income
Previously announced forecasts (A)	55,100	11,200	6,850
Revised forecasts (B)	54,000	2,400	1,150
Difference (B – A)	(1,100)	(8,800)	(5,700)
Percentage difference	-2.0%	-78.5%	-83.2%
Results for previous period (Year to March 2008)	52,777	2,512	2,245

Consolidated	(Unit: ¥ million)

	Ordinary revenue	Ordinary profit	Net income
Previously announced forecasts (A)	60,500	11.350	7,350
Revised forecasts (B)	59,000	2,000	1,150
Difference (B – A)	(1,500)	(9,350)	(6,200)
Percentage difference	-2.4%	-82.3%	-84.3%
Results for previous period (Year to March 2008)	57,721	2,675	2,800

(2)	Reasons for revisions

1.	Revisions to non-consolidated forecasts

(1)	Ordinary revenue

Ordinary revenue for the interim period is expected to be higher than the initial forecast, mainly due to an increase in gains on the sale of marketable securities

(2)	Ordinary profit; Net income

As a result of the slump in securities markets occasioned by the turmoil in U.S. financial markets, ordinary profit and net income for the interim period are expected to be lower than initial forecasts, mainly due to the recording of impairment losses resulting from a fall in share prices.

2.	Revisions to consolidated forecasts

Revisions to consolidated forecasts are mainly the result of the revisions to non-consolidated forecasts.

*            *            *

Note: The above forecasts are based on information available at the time of release of this document and include a number of uncertain factors. Actual results may differ materially from forecasts due to a wide range of factors that may arise in the future.